Atmus Filtration Technologies Inc.

26 Century Boulevard

Nashville, Tennessee 37214

May 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeff Gordon, Erin Donahue

Re:	Atmus Filtration Technologies Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 31, 2023
File No. 333-269894

Ladies and Gentlemen:

This letter sets forth responses of Atmus Filtration Technologies Inc. (the “Company” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 10, 2023, with respect to Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on March 31, 2023 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments, which is filed on Amendment No. 2 to Form S-1 with the Commission today (the “Amendment No. 2”). Page numbers in the Company’s responses to the comments below correspond to the page numbers in the Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1/A Filed March 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 67

1.	Staff’s comment: You disclose on pages 32 and 66 that the appreciation of the U.S. dollar against foreign currencies has had a negative impact on your consolidated results of operations. To the extent material, please revise your results of operations to quantify for each period presented the impact that foreign currency movements had on your results, including separate presentation of the impact on your revenues and expenses.

Response:

The Company acknowledges the Staff’s comment and we have revised our disclosures on pages 70, 71 and 72 of the Registration Statement related to the impact to net sales and gross margin in 2022 versus 2021 and 2021 versus 2020. In reviewing the Staff’s comment, we also reviewed the Staff’s prior comment letter dated May 18, 2022 and our response to question number 8 therein as well as our response letter dated June 7, 2022. We have included in our revised disclosure below the impact of foreign currency translations on our net sales and gross margin for the year 2021. We have included the revised disclosure below for ease of reference.

“2022 vs. 2021

Net Sales

… approximately $115.9 million was due to increased pricing for OEM and aftermarket products across all major regions we serve due to higher inflationary costs. The unfavorable impacts of foreign currency movements (approximately $37.8 million) were more than offset by increased volume.

Gross Margin

…as described above (approximately $115.9 million) and higher sales volumes, largely offset by increased material costs (approximately $71.6 million), increased supply chain and freight costs (approximately $34.9 million) and the unfavorable impact of changes in foreign exchange rates on cost of sales (approximately $15.0 million).”

“2021 vs. 2020

Net Sales

…related party sales, approximately $158.5 million was due to increased sales volume resulting from the recovery of COVID-19, approximately $29.0 million was due to favorable foreign currency movements and $18.7 million was attributable to price increases.

Gross Margin

… was mainly due to higher sales volumes and favorable pricing as described above (approximately $74.2 million), lower quality costs of $16.6 million and favorable impacts of changes in foreign exchange rates on cost of sales of approximately $15.5 million, partially offset by higher material costs of approximately $50.1 million and increased supply chain and freight costs of approximately $18.7 million, which are attributable to inflation. Gross margin as a percentage of net sales was approximately 24.4% for 2021, a decrease of 0.7 percentage points compared to 25.1% for 2020. The decrease in gross margin as a percentage of net sales was primarily due to the higher costs noted above, which increased at a faster rate than the increase in net sales.”

The disclosures on pages 70, 71 and 72 are referencing the impact foreign currency movements have principally had on our net sales.

We have also considered the Staff’s comment in regards to the most recent period presented, Q1 2023, and have included on pages 68 and 69 of the Registration Statement the impact of foreign currency movements to net sales and gross margins in Q1 2023 versus Q1 2022.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Mandel of Baker & McKenzie LLP at (212) 626-4527.

Sincerely,

/s/ Toni Y. Hickey
Toni Y. Hickey
Chief Legal Officer and Corporate Secretary

Via E-mail:

cc:	Mark Mandel
Baker & McKenzie LLP Anthony Fuerst PricewaterhouseCoopers LLP

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